EXHIBIT 3.43

ARTICLES OF ORGANIZATION

OF

FAMILY DOLLAR STORES OF ARKANSAS, LLC

In connection with the conversion of a stock corporation to a limited liability company under §13.1-1010.4 of Chapter 12 of Title 13.1 of the Code of Virginia of 1950, as amended, pursuant to that certain Plan of Entity Conversion of Family Dollar Stores of Arkansas, the undersigned hereby sets forth the following:

1.             The name of the Company is Family Dollar Stores of Arkansas, LLC.

2.             The initial registered office of the Company is in the County of Henrico, Virginia, and its post office address is 4701 Cox Road, Suite 285, Glen Allen, VA, 23060-6802.  The name of its initial registered agent is C T Corporation System, a domestic or foreign stock or nonstock corporation, limited liability company, or registered limited liability partnership authorized to transact business in the Commonwealth of Virginia, and whose business address is the same as the address of the initial registered office of the Corporation.

3.             The post office address of the principal office where the records will be maintained pursuant to Code §13.1-1028 is 500 Volvo Parkway, Chesapeake, Virginia 23320.

4.             To the fullest extent permitted by the Virginia Code, as it now exists or may be later amended, in any proceeding brought by or in the right of the limited liability company or brought by or on behalf of members of the limited liability company, no manager or member of the Company shall be liable for any amount of monetary damages to the Company or its managers or members arising out of a single transaction, occurrence or course of conduct.  The liability of a manager or member shall not be limited as provided in this paragraph, if the manager or member engaged in willful misconduct or a knowing violation of the criminal law.

IN WITNESS WHEREOF, the undersigned organizer has set forth their signature this 27th day of January, 2016.

/s/ Meagan J. Thomasson
Meagan J. Thomasson, Organizer